UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Alight, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

01626W101

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS BX Tempo ML Holdco 1 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,214,589
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,214,589

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,214,589
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS BX Tempo ML Holdco 1 GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,214,589
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,214,589

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,214,589
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS BX Tempo ML Holdco 2 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,241,489
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,241,489

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,241,489
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS BX Tempo ML Holdco 2 GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,241,489
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,241,489

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,241,489
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS Blackstone Capital Partners VII NQ L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,241,489
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,241,489

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,241,489
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS BCP VII SBS Holdings L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,241,489
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,241,489

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,241,489
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS Blackstone Family Investment Partnership VII - ESC NQ L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,241,489
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,241,489

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,241,489
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS BTAS NQ Holdings L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,241,489
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,241,489

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,241,489
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS Blackstone Capital Partners VII (IPO) NQ L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,214,589
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,214,589

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,214,589
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS Blackstone Capital Partners VII.2 (IPO) NQ L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,214,589
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,214,589

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,214,589
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS Blackstone Management Associates VII NQ L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 62,456,078
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 62,456,078

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,456,078
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS BMA VII NQ L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 62,456,078
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 62,456,078

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,456,078
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS Blackstone Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 62,456,078
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 62,456,078

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,456,078
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS Blackstone Side-by-Side Umbrella Partnership L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,241,489
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,241,489

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,241,489
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS Blackstone Side-by-Side Umbrella GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,241,489
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,241,489

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,241,489
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS Blackstone Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,241,489
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,241,489

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,241,489
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,241,489
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,241,489

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,241,489
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,241,489
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,241,489

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,241,489
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS BCP VII Side-by-Side GP NQ L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,241,489
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,241,489

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,241,489
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS BTAS Associates-NQ L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,241,489
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,241,489

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,241,489
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 62,456,078
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 62,456,078

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,456,078
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS Blackstone Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 62,456,078
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 62,456,078

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,456,078
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 62,456,078
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 62,456,078

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,456,078
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01626W101	13D/A

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 62,456,078
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 62,456,078

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,456,078
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 01626W101	13D/A

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of Alight, Inc. (the “Issuer” or “Alight”), and amends and supplements the initial statement on Schedule 13D filed on July 12, 2021, as amended by Amendment No. 1 filed November 17, 2022, Amendment No. 2 filed November 23, 2022, and Amendment No. 3 filed December 19, 2022 (as amended, the “Schedule 13D”). The address of the principal executive office of the Issuer is 4 Overlook Point, Lincolnshire, Illinois 60069. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended to including the following at the end thereof:

On March 1, 2023, in connection with a registered secondary public offering (the “Secondary Offering”) of Class A Common Stock, BX Tempo ML Holdco 1 L.P. and BX Tempo ML Holdco 2 L.P. (together, the “Blackstone Selling Stockholders”) and certain other selling stockholders, the Issuer, Alight Holding Company, LLC and the underwriters party thereto (the “Underwriters”), entered into an underwriting agreement (the “Underwriting Agreement”) pursuant to which the Blackstone Selling Stockholders agreed to sell to the Underwriters, and the Underwriters agreed to purchase from the Blackstone Selling Stockholders, subject to and upon the terms and conditions set forth therein, an aggregate of 24,309,344 shares of Class A Common Stock, with 12,149,436 shares sold by BX Tempo ML Holdco 1 L.P. and 12,159,908 shares sold by BX Tempo ML Holdco 2 L.P., at a price to the public of $9.00 per share. The Blackstone Selling Stockholders also granted the Underwriters a 30-day option (the “Over-allotment Option”) to purchase up to an aggregate of 3,646,401 shares of Class A Common Stock, consisting of 1,822,415 shares sold by BX Tempo ML Holdco 1 L.P. and 1,823,986 shares sold by BX Tempo ML Holdco 2 L.P., at a price to the public of $9.00 per share, with net proceeds to the Blackstone Selling Stockholders of $8.71 per share. The Underwriters exercised their Over-allotment Option on March 2, 2023, and the Blackstone Selling Stockholders completed the Secondary Offering on March 6, 2023.

Pursuant to the Underwriting Agreement, each of the Blackstone Selling Stockholders, amongst others, has entered into a lock-up agreement (the “Lock-Up Agreement”) with the Underwriters pursuant to which each has agreed with the Underwriters, subject to limited exceptions (including transfers to affiliates and pledges in connection with margin loans), not to, amongst other things, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock, or any securities convertible into or exercisable or exchangeable for Class A Common Stock for a period ending at the close of business 75 days from March 1, 2023. The foregoing descriptions of the Underwriting Agreement and the Lock-Up Agreement set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Underwriting Agreement and the Lock-Up Agreements both of which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

In connection with and subject to the Secondary Offering, the Issuer has agreed to repurchase and the Blackstone Selling Shareholders have agreed to sell to the Issuer, pursuant to a repurchase agreement dated as of February 28, 2023, an aggregate of 606,907 shares of Class A Common Stock, with 303,323 shares sold by BX Tempo ML Holdco 1 L.P. and 303,584 sold by BX Tempo ML Holdco 2 L.P., at a price equal to $8.71, the price per share the Blackstone Selling Shareholders received from the Underwriters pursuant to the Secondary Offering (the “Share Repurchase”). The Share Repurchase and corresponding share repurchases from certain other parties were completed on March 6, 2023.

Item 5. Interest in Securities of the Issuer.

Items 5 (a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b) Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes that there were 496,212,388 shares of Class A Common Stock outstanding, based on the 478,210,719 shares of Class A Common Stock outstanding as February 24, 2023, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on March 1, 2023, as increased by 19,150,104 shares of Class A Common Stock issued upon conversions of Class A Units by certain of the Reporting Persons and other persons on March 6, 2023 in connection with the sales of Class A Common Stock as reported herein, and as decreased by 1,148,435 shares of Class A Common Stock repurchased by the Issuer from the Reporting Persons and those certain other parties in connection with the Share Repurchase and corresponding share repurchases, respectively and, for each Reporting Person, takes into account shares of Class A Common Stock underlying Class A Units held or beneficially owned by such Reporting Person.

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

The number of shares of common stock of the Issuer and units of Alight Holdings directly held by the Blackstone Funds and the Holdco Entities is set forth in the tables below.

Blackstone Funds and Holdco Entities	Class A Common Stock	Class V Common Stock	Class B-1 Common Stock	Class B-2 Common Stock	Class Z-A Common Stock	Class Z-B- 1 Common Stock	Class Z-B- 2 Common Stock
BX Tempo ML Holdco 1 L.P.	31,214,589	0	0	0	0	0	0
BX Tempo ML Holdco 2 L.P.	57,028	31,184,461	0	0	0	0	0
Blackstone Capital Partners VII NQ L.P.	0	0	0	0	0	0	0
BCP VII SBS Holdings L.L.C.	0	0	0	0	0	0	0
Blackstone Family Investment Partnership VII – ESC NQ L.P.	0	0	0	0	0	0	0
BTAS NQ Holdings L.L.C.	0	0	0	0	0	0	0
Blackstone Capital Partners VII (IPO) NQ L.P.	0	0	1,729,436	1,729,436	1,911,869	103,943	103,943
Blackstone Capital Partners VII.2 (IPO) NQ L.P.	0	0	39,273	39,273	43,416	2,360	2,360

CUSIP No. 01626W101	13D/A

Blackstone Funds and Holdco Entities	Class A Units	Class B-1 Units	Class B-2 Units	Class Z-A Units	Class Z-B-1 Units	Class Z-B-2 Units
BX Tempo ML Holdco 1 L.P.	0	0	0	0	0	0
BX Tempo ML Holdco 2 L.P.	31,184,461	0	0	0	0	0
Blackstone Capital Partners VII NQ L.P.	0	1,566,744	1,566,744	1,732,015	94,164	94,164
BCP VII SBS Holdings L.L.C.	0	5,878	5,878	6,498	353	353
Blackstone Family Investment Partnership VII – ESC NQ L.P.	0	16,941	16,941	18,728	1,018	1,018
BTAS NQ Holdings L.L.C.	0	180,670	180,670	199,728	10,859	10,859
Blackstone Capital Partners VII (IPO) NQ L.P.	0	0	0	0	0	0
Blackstone Capital Partners VII.2 (IPO) NQ L.P.	0	0	0	0	0	0

The general partner of BX Tempo ML Holdco 1 L.P. is BX Tempo ML Holdco 1 GP L.L.C. Blackstone Capital Partners VII (IPO) NQ L.P. and Blackstone Capital Partners VII.2 (IPO) NQ L.P. are the members of BX Tempo ML Holdco 1 GP L.L.C.

The general partner of BX Tempo ML Holdco 2 L.P. is BX Tempo ML Holdco 2 GP L.L.C. Blackstone Capital Partners VII NQ L.P., BCP VII SBS Holdings L.L.C., Blackstone Family Investment Partnership VII—ESC NQ L.P. and BTAS NQ Holdings L.L.C. are the members of BX Tempo ML Holdco 2 GP L.L.C.

The general partner of each of Blackstone Capital Partners VII NQ L.P., Blackstone Capital Partners VII (IPO) NQ L.P. and Blackstone Capital Partners VII.2 (IPO) NQ L.P., is Blackstone Management Associates VII NQ L.L.C., the sole member of which is BMA VII NQ L.L.C., the managing member of which is Blackstone Holdings II L.P.

The sole member of BCP VII SBS Holdings L.L.C. is Blackstone Side-by-Side Umbrella Partnership L.P., the general partner of which is Blackstone Side-by-Side Umbrella GP L.L.C., the sole member of which is Blackstone Holdings III L.P., the general partner of which is Blackstone Holdings III GP L.P., the general partner of which is Blackstone Holdings III GP Management L.L.C.

The general partner of Blackstone Family Investment Partnership VII – ESC NQ L.P. is BCP VII Side-by-Side GP NQ L.L.C., the sole member of which is Blackstone Holdings II L.P.

The managing member of BTAS NQ Holdings L.L.C. is BTAS Associates-NQ L.L.C., the managing member of which is Blackstone Holdings II L.P. The general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP L.L.C. Blackstone Inc. is the sole member of each of Blackstone Holdings I/II GP L.L.C. and Blackstone Holdings III GP Management L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Series II Preferred Stock of Blackstone Inc. Blackstone Group Management L.L.C. is wholly-owned by Blackstone Inc.’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock.

(c) In connection with the Secondary Offering and the Share Repurchase, BX Tempo ML Holdco 2 L.P., converted 14,261,397 Class A Units (and surrendered an equivalent number of Class V Shares) and received 14,261,397 shares of Class A Common Stock. Except as otherwise set forth in Item 4 of this Amendment No. 4, none of the Reporting Persons has effected any transaction in Class A Common Stock in the past 60 days.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by inserting the following exhibits at the end thereof:

Exhibit J	Underwriting Agreement, dated March 1, 2023 among Alight, Inc., Alight Holding Company, LLC, certain selling stockholders named therein and J.P. Morgan Securities LLC and BofA Securities Inc., as representatives of the underwriters (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 6, 2023).

Exhibit K	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 6, 2023).

CUSIP No. 01626W101	13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2023

BX TEMPO ML HOLDCO 1 L.P.
By: BX Tempo ML Holdco 1 GP L.L.C., its general partner

By:	/s/ Brijesh Kalaria
Name:	Brijesh Kalaria
Title:	Vice President

BX TEMPO ML HOLDCO 1 GP L.L.C.

By:	/s/ Brijesh Kalaria
Name:	Brijesh Kalaria
Title:	Vice President

BX TEMPO ML HOLDCO 2 L.P.
By: BX Tempo ML Holdco 2 GP L.L.C., its general partner

By:	/s/ Brijesh Kalaria
Name:	Brijesh Kalaria
Title:	Vice President

BX TEMPO ML HOLDCO 2 GP L.L.C.

By:	/s/ Brijesh Kalaria
Name:	Brijesh Kalaria
Title:	Vice President

BLACKSTONE CAPITAL PARTNERS VII NQ L.P.
By: Blackstone Management Associates VII NQ L.L.C., its general partner
By: BMA VII NQ L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Authorized Signatory

BCP VII SBS HOLDINGS L.L.C.
By: Blackstone Side-by-Side Umbrella Partnership L.P., its sole member
By: Blackstone Side-by-Side Umbrella GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Manager

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP VII-ESC NQ L.P.
By: BCP VII Side-by-Side GP NQ L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Authorized Signatory

BTAS NQ HOLDINGS L.L.C.
By: BTAS Associates-NQ L.L.C., its managing member
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Senior Managing Director

BLACKSTONE CAPITAL PARTNERS VII (IPO) NQ L.P.
By: Blackstone Management Associates VII NQ L.L.C., its general partner
By: BMA VII NQ L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Authorized Signatory

BLACKSTONE CAPITAL PARTNERS VII.2 (IPO) NQ L.P.
By: Blackstone Management Associates VII NQ L.L.C., its general partner
By: BMA VII NQ L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Authorized Signatory

BLACKSTONE MANAGEMENT ASSOCIATES VII NQ L.L.C.
By: BMA VII NQ L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Authorized Signatory

BMA VII NQ L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Authorized Signatory

BLACKSTONE HOLDINGS II L.P.
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Senior Managing Director

BLACKSTONE SIDE-BY-SIDE UMBRELLA PARTNERSHIP L.P.
By: Blackstone Side-by-Side Umbrella GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Manager

BLACKSTONE SIDE-BY-SIDE UMBRELLA GP L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Manager

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Senior Managing Director

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Senior Managing Director

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Senior Managing Director

BCP VII SIDE-BY-SIDE GP NQ L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Authorized Signatory

BTAS ASSOCIATES-NQ L.L.C.
By: Blackstone Holdings II L.P., its managing member By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Senior Managing Director

BLACKSTONE HOLDINGS I/II GP L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Senior Managing Director

BLACKSTONE INC.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title	Senior Managing Director

STEPHEN A. SCHWARZMAN

/s/ Stephen A. Schwarzman